November 15, 2005
Via Facsimile and U.S. Mail
Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Dana Hartz, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Novavax, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 000-26770
Dear Messrs. Rosenberg and Parker and Ms. Hartz:
     On behalf of Novavax, Inc. (the “Company”), following my telephone conversation with Ms. Hartz, I am writing to modify our response to the third comment in your letter dated July 12, 2005 with respect to the above referenced filing (the “Filing”). This letter supplements and expands our response letters dated July 26, 2005 and October 31, 2005.
Concurrence with Comment 3
     Per our telephone conversation at the end of August of this year, you requested in future filings that Novavax segregate its sales returns allowance provisions related to sales for the current period from the provisions relating to sales from prior periods. The Company concurs with that request and will initiate the requested level of detail and disclosure in future filings, beginning with our annual report on Form 10-K for the fiscal year ended December 31, 2005. It was also our understanding following our telephone conversation that if the Company’s rebates continue to be an insignificant amount as a percentage of sales or net income, the Company is permitted to simply note the amount and/or percentage and not provide the roll-forward detail as required for sales returns. The Company therefore will continue this practice in future filings.

Mr. Jim Rosenberg, Mr. Joel Parker and Ms. Dana Hartz
Securities and Exchange Commission
November 15, 2005

     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call me at (484) 913-1203 if you have any additional comments or questions.

Yours sincerely, Dennis W. Genge Chief Financial Officer